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           [AOBO LOGO]
AMERICAN ORIENTAL BIOENGINEERING INC
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                                                                  April 28, 2005

Via Facsimile and EDGAR

Oscar Young
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549


                  Re: American Oriental Bioengineering, Inc. ("AOBO") Registration Statement on Form SB-2
                           File No. 333-124133


As per your request in the telephone conference call with you and Jim Tokryman, Clarence Chan and Rodolphe Pellerin on April 27, 2005, this letter outlines the revenue recognition policy with respect to AOBO's distributors and the application of Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists".

We recognize revenue to our distributors when goods are shipped to them, accepted by them and collectibility is reasonably assured. In general, the right of return does not exist with any of our products sold to our distributors or any of our other customers.

Currently AOBO has a number of distributors throughout China. We therefore do not believe that the success of our business is concentrated on a few distributors who could threaten us with ceasing business because they did not have the right of return. Our company has traditionally not had sales returns and it is not the company's policy. We therefore do not believe that SFAS No. 48 is applicable to our company.

With respect to the disclosure in our M,D&A on page 32 of the Form SB-2, we experienced a significant decrease in sales of our protein peptide product from 2003 to 2004 due to the reduction in orders placed by our distributors. This was the case because of the significant size of the orders that were placed by them in 2003 in connection with the initial launch of the protein peptide product in 2003. There are no formal or informal right of return agreements with these distributors for the products they purchased in 2003 and 2004.




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           [AOBO LOGO]
AMERICAN ORIENTAL BIOENGINEERING INC
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We hope that this letter satisfies your concerns raised in the conference call.
Please call us with any further questions you may have as we are very eager to finalize the effectiveness of the Form SB-2.


Sincerely,


/s/ Tony Liu
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Tony Liu
Chief Executive Officer



cc:   Song Brandon
      Securities and Exchange Commission



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